Exhibit 99

FOR IMMEDIATE RELEASE May 8, 2007	Contact: Jerold R. Kassner Swank, Inc. Taunton, MA 02780 (508) 822-2527

SWANK, INC.
NEW YORK, NY

SWANK, INC. REPORTS HIGHER NET SALES AND OPERATING
RESULTS FOR THE QUARTER ENDED MARCH 31, 2007

NEW YORK, May 8, 2007 -- John Tulin, Chairman of the Board and Chief Executive Officer of SWANK, INC., (OTC:SNKI), today reported increased net sales and improved operating results for the Company’s first quarter ended March 31, 2007:

(In thousands except shares and per share)

	Three months Ended March 31
	2007	2006
Net sales	$ 24,988	$ 22,167
Income from operations before income tax	150	24
Income tax provision	57	-
Net income	$ 93	$ 24
Share and per share information:
Basic weighted average common shares outstanding	6,074,699	5,740,203
Basic net income per common share outstanding	$ .02	$ -
Diluted weighted average common shares outstanding	6,082,025	6,002,850
Diluted net income per common share outstanding	$ .02	$ -

                 Income from operations before income taxes for the quarter ended March 31, 2007 improved to $150,000 from $24,000, and net income increased to $93,000 from $24,000, both as compared to the corresponding quarter last year. Net sales for the quarter increased 13% compared to the same quarter in the prior year due mainly to increased shipments of the Company’s men’s personal leather goods and belt merchandise. The Company’s results for the quarter ended March 31, 2007 reflect an income tax provision of $57,000 compared to none last year. At December 31, 2006, based on our determination that it was more likely than not that our existing deferred tax assets will be fully utilized in the normal course of operations, we reversed a valuation allowance on our balance sheet that had been recorded against the net deferred tax asset during a previous fiscal year. Accordingly, beginning in fiscal 2007, we began recording a tax provision (benefit) on our net income (loss) at a rate approximating statutory federal and state income tax rates. We recorded no significant income tax provision (benefit) last year until our fourth quarter.

              Commenting on the results for the quarter, John Tulin, Chairman of the Board and Chief Executive Officer, said “We are pleased to report increases in both net sales and net income for the quarter ended March 31, 2007. The 13% overall increase in our net sales was due mainly to the strong performance of our personal leather goods and belt collections, which enjoyed net sales increases of 35% and 15%, respectively. In both cases, our spring business continues to benefit from a number of branded and private-label merchandise programs that were launched or in some cases, expanded last fall. We also shipped a new belt program to a major customer earlier this season and hope to further expand our market share at certain other accounts later this spring. As we prepare for the fall season, we are very much looking forward to the launch of our exciting new Tumi collection of men’s accessories later this year.”

        Mr. Tulin continued, “We will continue to work on improving our supply chain management this year to enhance margins and better respond to the requirements of our retail customers. While the growth of our business during the past 18 months has been due in part to the substantial investment we have made in our product development and sales organizations, we are, of course, always mindful of the importance of controlling costs throughout our company.”

        Net sales for the quarter ended March 31, 2007 increased $2,821,000, or 13%, compared to the quarter ended March 31, 2006. The increase during the quarter was principally due to higher shipments of men’s personal leather goods and belts, offset in part by a decrease in men’s jewelry shipments. The increase in both our belt and personal leather goods businesses was mainly due to merchandise shipments for a variety of private label programs that were introduced or expanded during the fall 2006 season. We also launched a new belt program with a major customer during the quarter, and continued to expand our Nautica collection of men’s accessories which we first introduced to retailers during last year’s second and third quarters. Men’s jewelry net sales fell about 9% during the quarter reflecting lower shipments for certain existing programs which were partially offset by shipments of branded merchandise launched last fall, including our "Donald Trump", "Chaps", and "Steve Harvey"collections. Net sales to international customers (including certain military accounts) also increased $872,000, or 57%, during the quarter. The increase was due to higher belt and personal leather goods merchandise shipped to certain international licensor-affiliates and other foreign retailers compared to the prior year.

               Gross profit for the quarter increased $811,000, or 11%, compared to last year. Gross profit during the quarter expressed as a percentage of net sales was 32.6% compared to 33.0% for the same period last year.  The increase in gross profit dollars was due to higher net sales, offset in part by lower initial markups on personal leather goods and jewelry, and higher inventory control costs. The reduction in our personal leather goods and jewelry markup was due to a change in sales mix reflecting a significant amount of private label merchandise and, in the case of our personal leather goods business, a substantial increase in export shipments. Merchandise for many of our export customers is typically drop-shipped directly from the manufacturer. Although these orders carry a lower initial markup, they generally require less handling and are less costly to administer relative to domestic orders. The increase in inventory-related expense was principally due to our efforts to sell our excess and discontinued inventories in a timely fashion. Royalty expense increased 4% during the quarter in response to both higher net sales and, in certain circumstances, increases in minimum obligations due to licensors relative to the corresponding period in 2006.

        Selling and administrative expenses for the quarter ended March 31, 2007 increased $677,000, or 10%, compared to the quarter ended March 31, 2006. Selling and administrative expenses expressed as a percentage of net sales were 30.6% and 31.4% for the quarters ended March 31, 2007 and 2006 respectively. The increase in dollar terms was mainly due to higher variable sales-related expenses associated with product development, field sales, distribution, and freight cost, offset partially by reductions in professional fees, software licensing and maintenance charges, and severance expense. During the first quarter of 2006, we recorded severance costs of $126,000 in connection with certain changes we made to our merchandising and production-control organization in an attempt to streamline our operations and generally improve our ability to respond more quickly to changes in our business.

        Certain of the preceding paragraphs contain forward-looking statements, which are based upon current expectations and involve certain risks and uncertainties. Under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, readers should note that these statements may be impacted by, and the Company’s actual performance and results may vary as a result of, a number of factors including general economic and business conditions, continuing sales patterns, pricing, competition, consumer preferences, and other factors.

        Swank designs and markets men’s jewelry, belts and personal leather goods. The Company distributes its products to retail outlets throughout the United States and in numerous foreign countries. These products, which are known throughout the world, are distributed under the names “Kenneth Cole”, “Tommy Hilfiger”, “Nautica”, “Geoffrey Beene”, “Claiborne”, “Guess?", “Tumi”, “Chaps”, “Donald Trump”, “Ted Baker”, “Steve Harvey”, “Pierre Cardin”, and “Swank”. Swank also distributes men’s jewelry and leather items to retailers under private labels.

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